UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Fingermatrix, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    317929107
                                 (CUSIP Number)

                                 ---------------

                                 With a copy to:

                             Jerold K. Levien, Esq.
                               425 Madison Avenue
                                    Suite 700
                               New York, NY 10017
                                 (212) 308-2555
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317929107

(1)  Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     Lewis S. Schiller

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|
     (b) |X|

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     |_|

(6)  Citizenship or Place of Organization

     United States

(7)  Sole Voting Power

     32,000 shares

(8)  Shared Voting Power

     4,249,999 shares

(9)  Sole Dispositive Power

     32,000 shares

(10) Shared Dispositive Power

     4,249,999 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,249,999 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|

(13) Percent of Class Represented by Amount in Row (11)

     85%

(14) Type of Reporting Person (See Instructions)

     IN

CUSIP No. 317929107

(1)  Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     Carol Schiller

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|
     (b) |X|

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     |_|

(6)  Citizenship or Place of Organization

     United States

(7)  Sole Voting Power

(8)  Shared Voting Power

     4,249,999 shares

(9)  Sole Dispositive Power

(10) Shared Dispositive Power

     4,249,999 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,249,999 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|

(13) Percent of Class Represented by Amount in Row (11)

     85%

(14) Type of Reporting Person (See Instructions)

     IN

CUSIP No. 317929107

(1)  Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     Grazyna B. Wnuk

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|
     (b) |X|

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     |_|

(6)  Citizenship or Place of Organization

     United States

(7)  Sole Voting Power

(8)  Shared Voting Power

     4,249,999 shares

(9)  Sole Dispositive Power

(10) Shared Dispositive Power

     4,249,999 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,249,999 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|

(13) Percent of Class Represented by Amount in Row (11)

     85%

(14) Type of Reporting Person (See Instructions)

     IN

CUSIP No. 317929107

(1)  Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     The Trinity Group, Inc. ("TTG")

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|
     (b) |X|

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     |_|

(6)  Citizenship or Place of Organization

     Delaware

(7)  Sole Voting Power

(8)  Shared Voting Power
     4,249,999 shares

(9)  Sole Dispositive Power

(10) Shared Dispositive Power

     4,249,999 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,249,999 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|

(13) Percent of Class Represented by Amount in Row (11)

     85%

(14) Type of Reporting Person (See Instructions)

     CO

CUSIP No. 317929107

(1)  Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

     The Trinity Group-I, Inc. ("TTG-I")

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|
     (b) |X|

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     |_|

(6)  Citizenship or Place of Organization

     Delaware

(7)  Sole Voting Power

(8)  Shared Voting Power

     4,249,999 shares

(9)  Sole Dispositive Power

(10) Shared Dispositive Power

     4,249,999 shares

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,249,999 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     |_|

(13) Percent of Class Represented by Amount in Row (11)

     85%

(14) Type of Reporting Person (See Instructions)

     CO

Item 1.     Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Common Stock") and the Series A 2% Voting Convertible Preferred Stock (the "Series A Preferred") of Fingermatrix, Inc., a New York corporation (the "Company"). See Item 5(a). The principal executive offices of the Company are located at 249 North Saw Mill River Road, Elmsford, NY 10523.

Item 2.     Identity and Background

         Set forth below is information concerning the parties filing this statement.

       (a)  (i)    The Trinity Group, Inc., a Delaware corporation ("TTG").
            (ii)   21346 St Andrews Boulevard, Suite 137, Boca Raton, FL 33433
            (iii) TTG is a privately owned holding company. Currently, the sole asset of TTG is 85% of the equity and voting power of the Company represented by shares of the Common Stock and Series A Preferred acquired by it in a share exchange transaction with the Company on April 28, 1999. (iv) During the past five years, TTG has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). (v) During the past five years, TTG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

       (b) (i)   The Trinity Group I, Inc., a Delaware corporation ("TTG-I").
           (ii)  21346 St. Andrews Boulevard, Suite 137, Boca Raton, FL 33433
           (iii) TTG-I is a privately owned holding company which owns, of record and beneficially, a 65% ownership interest in TTG as well as securities of certain public and privately owned companies.
           (iv) During the past five years, TTG-I has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
           (v) During the past five years, TTG-I has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

       (c) (i)   Grazyna B. Wnuk.
           (ii)  21634 Club Villa Terrace, Boca Raton, FL 33433.
           (iii) Ms. Wnuk is the record and beneficial owner of 15% of the issued and outstanding shares of TTG, a director of TTG and TTG-I and an officer of the Company.
           (iv) During the past five years, Ms. Wnuk has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

           (v) During the past five years, Ms. Wnuk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

           (vi)  Ms. Wnuk is a citizen of the United States.

       (d) (i)   Carol Schiller.
           (ii)  1 Butler Road, Scarsdale, NY 10583
           (iii) Ms. Schiller is the record and beneficial owner of 11% of the issued and outstanding shares of TTG.
           (iv) During the past five years, Ms. Schiller has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
           (v) During the past five years, Ms. Schiller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.
           (vi)  Ms. Schiller is a citizen of the United States.

       (e) (i)   Lewis S. Schiller
           (ii)  21346 St. Andrews Boulevard, Suite 137, Boca Raton, FL 33433
           (iii) Mr. Schiller is an executive officer and director of the Company, TTG and TTG-I and the record and beneficial owner of 100% of the stock of TTG-1.
           (iv) During the past five years, Mr. Schiller has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
           (v) During the past five years, Mr. Schiller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

           (vi)  Mr. Schiller is a citizen of the United States.

       (f) (i)   Grazyna B. Wnuk and Carol Schiller are included as parties filing this statement on the basis that they own 15% and 11%, respectively, of the shares of TTG which owns 85% of the equity and voting power of the Company and, as such, they are control persons.

           (ii) Lewis S. Schiller is included as a party filing this statement on the basis that he is an executive officer and director of TTG and TTG-I and the sole shareholder of TTG-I as a result of which he is deemed to have the power vote shares of the Company owned by such entities.

Item 3.     Source and Amount of Funds or Other Consideration

         On April 28, 1999, pursuant to an Agreement and Plan of Reorganization dated such date (the "Agreement"), TTG exchanged with the Company all of the issued and outstanding shares of the capital stock of SES Acquisition Corp., a Delaware corporation ("SESA") for 85% of the equity and voting power of the Company, consisting of 93,654 shares of the Series A Preferred and 10,571,607 shares of the Common Stock (the "Share Exchange"). At such time, SESA was the record and beneficial owner of 100% of the issued and outstanding shares of Sequential Electronic Systems, Inc. ("SES") and S-Tech, Inc. ("S-Tech") and 50.1% of the issued and outstanding shares of FMX, Inc. ("FMX"), all privately owned Delaware corporations.

Item 4.     Purpose of the Transaction

         The purpose of the transaction was to acquire the assets of the Company and to combine such assets with the businesses of SES, S-Tech and FMX in a publicly traded company. With the exception of open market purchases by TTG-1 of 32,000 shares of the Common Stock during June and July 1999, which have been reported by TTG-1 and Mr. Schiller as the beneficial owner on Forms 4, no person identified as a reporting person herein has acquired or disposed of any additional securities of the Company.

         SES, S-Tech and FMX manufacture electro-optical products and devices. These include products and devices that measure distance and velocity, instrumentation devices, debit card vending machines, prepaid telephone credit cards and fingerprint identification products. TTG renders business consulting services. It provides management consulting, finance, accounting, operations, marketing and other services.

         The Company is in process of developing a single fingerprint access system for use in commercial, industrial and government applications where secure control of access is required. The Company is also developing a ten fingerprint identification scanner intended to meet Federal Bureau of Investigation standards.

         In connection with the Share Exchange, Messrs. Lewis S. Schiller, E. Gerald Kay and Joel Brown were appointed to the Board of Directors of the Company and Messrs. Gordon Molesworth, Thomas T. Harding and Fred Sonnenfeld, who comprised the entire Board of Directors of the Company immediately prior to the transaction, resigned as directors.

         Lewis S. Schiller, age 68, became the Chairman of the Board, Chief Executive Officer and Chief Financial Officer and a director of the Company on April 28, 1999. For more than five years prior to his resignation on March 30, 1998 Mr. Schiller served as the Chairman of the Board, Chief Executive Officer and a director of Consolidated Technology Group Ltd., a publicly-owned company ("COTG"), and its subsidiaries, including its public subsidiaries Transglobal Services, Inc. and Netsmart Technologies, Inc. ("Netsmart"). For more than five years Mr. Schiller served, and currently serves, as Chairman of the Board, Chief Executive Officer and a director of SES, S-Tech and FMX, former subsidiaries of COTG and owned, since April 28, 1999, by the Company. Mr. Schiller has served, and currently serves, as the Chairman of the Board, Chief Executive Officer and a director of TTG, TTG-I and SESA since their formation in 1989, 1998 and 1996, repectively.

         E. Gerald Kay, age 63, became a director of the Company on April 28, 1999. For more than five years prior to his resignation on March 30, 1998 Mr. Kay served as a director of COTG and its subsidiaries. For more than five years Mr. Kay served, and currently serves, as President, Chairman of the Board, Chief Executive Officer and a director of Chem International, Inc., a publicly held company.

         Fred Zivitofsky , age 67, became the President of the Company on April 28, 1999. From June 5, 1992 until November 1, 1997, Mr. Zivitofsky served as the Senior Vice President of S-Tech. Since November 1, 1997 he has served as President of S-Tech.

         Grazyna B. Wnuk, age 36, served as the Secretary and was a director of COTG for more than five years prior to resignation on March 30, 1998. Ms. Wnuk has also served as the Secretary of all of COTG's during such period and has served as Secretary and a director of TTG and TTG-I since their formation in 1989 and 1998, respectively.

         Joel Brown, age 48, became a director of the Company on April 28, 1999. For more than five years prior to such date Mr. Brown has been a private investor.

         On May 14, 1999, the Company filed a Certificate of Amendment of its Restated Certificate of Incorporation designating 100,000 shares of its authorized capital stock as Series A Preferred. Pursuant to the Agreement, a meeting of the Company's stockholders is to be called to approve an increase in the authorized capital of the Company so as to permit the conversion of the Series A Convertible Preferred Stock into Common Stock which, pursuant to such Agreement, will occur automatically upon such approval and the making of the requisite state filings and result in the issuance to TTG, of 69,569,733 shares of the Common Stock. At such meeting, the stockholders of the Company will also be asked to approve an 18.85679 reverse stock split, reducing the total number of issued and outstanding shares of Common Stock to 5,000,000, of which TTG will own, of record and beneficially, 4,249,999 shares or 85% of such issued and outstanding shares. TTG has advised the Company that TTG intends to vote the securities owned by it in favor of both proposals. Such number of votes are sufficient to insure their adoption.

Item 5.     Interest in Securities of the Issuer

         (a) Upon completion of the transactions described in the last paragraph of Item 4 hereof, including the conversion of all of the issued and outstanding Series A Preferred into shares of the Common Stock and the reverse stock split, the aggregate number and percentage of the outstanding shares of Common Stock and Series A Preferred of the Company beneficially owned by the persons identified in Item 2 hereof, will be as follows:

                  (i) TTG will be the beneficial owner of 4,249,999 shares or 85% of the outstanding Common Stock.

                  (ii) TTG-I will be the beneficial owner of 4,249,999 shares or 85% of the outstanding Common Stock.

                  (iii) Grazyna B. Wnuk will be the beneficial owner of 4,249,999 shares or 85% of the outstanding Common Stock.

                  (iv) Carol Schiller will be the beneficial owner of 4,249,999 shares or 85% of the outstanding Common Stock.

                  (v) Lewis S. Schiller will be the beneficial owner of 4,259,999 shares 85% of the outstanding Common Stock.

         (b) Lewis S. Schiller is the only person among those named in paragraph
(a) of this Item with the sole power to vote, direct the vote, dispose or direct the disposition of shares of the

Common Stock. Such power extends to 85% of the shares of the Common Stock of the Company owned by TTG of which TTG-I is the 65% owner. Mr. Schiller is the sole stockholder of TTG-I. Ms. Wnuk, as a director of TTG and TTG-I and Mr. Schiller, as an executive officer and director of TTG and TTG-I share the power to dispose or direct the disposition of 4,249,999 shares of the Common Stock.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

         None

Item 7.  Material to be filed as Exhibits

         (a) Agreement and Plan of Reorganization dated April 28, 1999, between Fingermatrix, Inc. and The Trinity Group, Inc. (1)

         (b) Certificate of Amendment of the Certificate of Incorporation of Fingermatrix, Inc. filed May 14, 1999. (1)

         (c) Certificate of Correction of Certificate of Amendment to the Certificate of Incorporation of Fingermatrix, Inc. filed September 2, 1999. (1)

   -------------------------------------------------------------------------
(1)  To be filed by Amendment


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         THE TRINITY GROUP, INC.

                                         By:/S/______________________________

                                         Lewis S. Schiller, Chairman & C.E.O.
                                         ------------------------------------
                                         Name/Title

                                         ------------------------------------
                                                        Date

                                         THE TRINITY GROUP-I, INC.


                                         By:/S/______________________________

                                         Lewis S. Schiller, Chairman & C.E.O.
                                         ------------------------------------
                                         Name/Title

                                         ------------------------------------
                                                        Date


                                         /S/---------------------------------
                                         Grazyna B. Wnuk


                                         ------------------------------------
                                                        Date

                                         /S/---------------------------------
                                         Carol Schiller


                                         ------------------------------------
                                                        Date


                                         /S/---------------------------------
                                         Lewis S. Schiller


                                         ------------------------------------
                                                        Date